CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our report dated February 14, 2007, except as to Note 16(b), which is as of February 23, 2007, with respect to the consolidated financial statements of Augusta Resource Corporation as at and for the years ended December 31, 2006 and 2005 included in this Registration Statement on Form 40-F, filed with the U.S. Securities and Exchange Commission.

Chartered Accountants
Vancouver, British Columbia, Canada
February 27, 2007